SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Allarity Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

016744104

(CUSIP Number)

March 2, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016744104	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS 3i, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,992,551 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,992,551 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,992,551 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	As more fully described in Item 4, this does not give full effect to the Series A Preferred Stock, warrants to purchase shares of common stock (“Warrants”), and Series C Preferred Stock owned by the reporting person subject to a beneficial ownership blocker.

(2)	Percentage based on unreported number of issued and outstanding shares of Common Stock independently confirmed by the issuer.

CUSIP No. 016744104	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS 3i Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,992,551 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,992,551 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,992,551 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	As more fully described in Item 4, this does not give full effect to the Series A Preferred Stock, Warrants, and Series C Preferred Stock owned by the reporting person subject to a beneficial ownership blocker.

(2)	Percentage based on unreported number of issued and outstanding shares of Common Stock independently confirmed by the issuer.

CUSIP No. 016744104	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Maier Joshua Tarlow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,992,551 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,992,551 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,992,551 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.98% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO
(1)	As more fully described in Item 4, this does not give full effect to the Series A Preferred Stock, Warrants, and Series C Preferred Stock owned by the reporting person subject to a beneficial ownership blocker.

(2)	Percentage based on unreported number of issued and outstanding shares of Common Stock independently confirmed by the issuer.

CUSIP No. 016744104	13G	Page 5 of 9 Pages

Item 1(a). Name of Issuer:

Allarity Therapeutics, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 24 School St., 2nd Floor, Boston, MA 02108.

Item 2(a). Names of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of common stock of the Issuer acquired by them (the “Shares”):

(i)	3i, LP, a Delaware limited partnership (“3i”), with respect to Shares beneficially owned by it;

(ii)	3i Management LLC, a Delaware limited liability company (“3i Management”), with respect to Shares beneficially owned by it; and

(iii)	Maier Joshua Tarlow, with respect to Shares beneficially owned by him.

The foregoing persons are hereinafter sometimes collectively referred to as the (“Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 140 Broadway, 38th Floor, New York, NY 10005.

Item 2(c). Citizenship:

3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Maier Joshua Tarlow is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number: 016744104

CUSIP No. 016744104	13G	Page 6 of 9 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 27,007,449 shares of Common Stock outstanding as of February 27, 2023, as yet unreported but independently verified with the Issuer and (ii) 2,992,551, shares of Common Stock that are issuable upon conversion of the Series A Preferred Stock that are held by the Reporting Persons, subject to a blocker (the “Blocker”).

As of March 2, 2023, the Reporting Persons hold (i) 2,992,551 shares of Common Stock and (ii) additional shares of Common Stock issuable upon full conversion of the 14,767 shares of Series A Preferred Stock, full exercise of 2,019,958 Warrants, and full conversion of 50,000 shares of Series C Preferred Stock. Due to the Blocker, the Reporting Persons are prohibited from converting or exercising the Series A Preferred Stock, Warrants, and Series C Preferred Stock into shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the conversion, with respect to the Series A Preferred Stock and Series C Preferred Stock, and 4.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise, with respect to the Warrants. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to convert or exercise all of the Series A Preferred Stock, Warrants, or Series C Preferred Stock due to the Blocker.

As of March 2, 2023, 3i is the beneficial owner of 2,992,551 shares of Common Stock (the “Shares”). 3i has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its manager, 3i Management, which in turn is managed by Mr. Tarlow. Mr. Tarlow, as manager of 3i Management, has shared power to vote and/or dispose of the Shares beneficially owned by 3i. Mr. Tarlow does not directly own any Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, Mr. Tarlow may be deemed to beneficially own the Shares beneficially owned by 3i.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 016744104	13G	Page 7 of 9 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 016744104	13G	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2023		3i, LP

	By:	3i Management LLC,
Its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

CUSIP No. 016744104	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: March 2, 2023		3i, LP

	By:	3i Management LLC,
Its General Partner

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

3i Management LLC

	By:	/s/ Maier J. Tarlow
Name: Maier J. Tarlow
Title: Manager

/s/ Maier J. Tarlow
Maier J. Tarlow